Independent Auditors' Consent

The Board of Directors

Capital Accumulation Plan for

Employees of PFF Bank & Trust

We consent to the incorporation by reference in the registration statements (No. 333-20337 and No. 333-65816) on Form S-8 of PFF Bancorp, Inc. of our report dated June 4, 2002 with respect to the statements of net assets available for benefits of the Capital Accumulation Plan for Employees of PFF Bank & Trust as of December 31, 2001 and 2000, the related statement of changes in net assets available for benefits for the years then ended and the supplemental schedule, which report appears in the December 31, 2001 annual report on Form 11-K of the Capital Accumulation Plan for Employees of PFF Bank & Trust.

Orange County, California

June 27, 2002